 Exhibit 99.6

LIVEREEL PROVIDES CORPORATE UPDATE

TORONTO, ONTARIO, November 9th, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) is pleased to provide a corporate update on recent corporate developments including notice of the Company’s annual and special meeting of the shareholders (the “Meeting”) which will be held at 10:00 a.m. on Wednesday, November 22, 2017 at the offices of Irwin Lowy LLP, 365 Bay Street, Suite 400, Toronto, Ontario, M5H 2V1.

The Company’s management is working to build a leading cannabis-focused consumer products company with a multi-jurisdictional production and distribution platform. The Company intends on providing capital, operational and management expertise, real estate and equipment financing, and IP licensing opportunities to licensed producers across multiple jurisdictions. This will allow the Company to develop a broader consumer base while ensuring the highest quality and a consistent consumer experience for its branded products. Management intends on initially focusing its investments in the United States and targeting such states where cannabis is recreationally legalized.

As detailed in the Company’s management information circular (the “Circular”) filed on October 31, 2017 on SEDAR and EDGAR, the Company’s shareholders will be voting at the Meeting to elect the directors of the Company and to pass, if deemed advisable, a number of ordinary and special resolutions which shall include approval of a name change, approval of a stock option plan and approval of a consolidation.

Board of Directors – The board of directors (the “Board”) proposes that Mr. Graham Simmonds, Mr. Ashish Kapoor and Mr. Henry J. Kloepper stand for re-election in addition to the nomination of three new directors: Mr. Thomas (Taz) M. Turner, Jr., the Company’s present Interim CEO; Mr. Nathan Nienhuis; and Mr. Eric Lowy. The Board believes that, if appointed by the shareholders, the proposed Board shall provide the Company with increased governance, supervision and oversight in addition to relevant industry experience as management focuses on evaluating investment opportunities within the cannabis sector.

Mr. Nathan Nienhuis (Proposed Board Nominee)
Mr. Nienhuis is the founder, treasurer and COO of PharmaCulture Corp. He has extensive experience consulting to cannabis-related public and private companies on general operations, design and facility infrastructure, and product development. Mr. Nienhuis has held appointments as head horticulturalist in operations in licensed medical cannabis regimes in California, Arizona, Colorado, Washington, Oregon, Nevada and Washington DC. In 2012, under the auspices of the US Department of Health and the US Drug Enforcement Administration, Mr. Nienhuis consulted on the District of Columbia's program for legalized medical cannabis, grew cannabis for that program and developed the extraction capability for that program.

Mr. Eric Lowy (Proposed Board Nominee)
Mr. Lowy is a partner at Irwin Lowy LLP, a law firm based in Toronto, Canada, and has held this position since August 2007. He has extensive experience advising public and private companies on corporate finance and merger and acquisition transactions, as well as securities law and public company governance and regulation. Mr. Lowy has served or serves as a director and officer of several public and private companies.

Name Change – In connection with the repositioning of the Company, the Board proposes that the name of the Company be changed to “CordovaCann Corp.” to reflect the Company’s new initiative in the cannabis sector.

Stock Option Plan – In an effort to attract, retain and align management and employees of the Company with its shareholders, the Board proposes that the Company adopt a new stock option plan to incentivize eligible persons of the Company under a new rolling stock option plan not to exceed 10% of the common shares of the Company, outstanding at the time of the granting of options.

Consolidation – In an effort to attract greater investor interest, to improve prospects of raising capital and to pursue future business opportunities, the Board proposes that shareholders approve a resolution to provide the Board with the authority to affect a consolidation of the issued and outstanding commons shares of the Company on the basis of up to a maximum potential consolidation ratio of five pre-consolidation common shares for one post-consolidation common share of the Company. There is no guarantee that the Board will affect the consolidation, however, by approving a consolidation the shareholders would provide the Board with the flexibility to achieve the desired results of a consolidation in the best interests of the shareholders at the appropriate time.

Furthermore, the Company is focusing its efforts on obtaining a Canadian listing given it is currently a reporting issuer in the Province of Ontario. The Company is also currently evaluating its U.S. foreign listing. LiveReel will provide further updates to its shareholders as developments occur.

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities related to the processing and production verticals of the cannabis sector.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com

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